M-real Corporation Stock Exchange Bulletin 7.7.2006 at 8.00 a.m.

MOODY´S DOWNGRADES M-REAL´S CREDIT RATING

Moody´s Investors Service has downgraded M-real Corporation´s Ba3 rating to B2. The outlook of the rating remains negative.

Downgrade has an annual impact of EUR 2.5 million on M-real's current financing costs.

M-REAL CORPORATION

Corporate Communications

For further information please contact Aapo Nikunen, Managing Director, Metsä Group Financial Services, tel. +358 500 848 116, or Hannu Anttila, President and CEO, tel. +358 10 469 4343 or +358 50 2398